FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, October 12, 2006

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX and NYSE:FFH) will hold a conference call at 8:30 a.m. Eastern Time on Friday, November 3, 2006 to discuss its 2006 third quarter results which will be announced after the close of markets on Thursday, November 2 and will be available at that time on its website www.fairfax.ca. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 593-7169 (Canada and U.S.) or 1 (210) 234-0013 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, November 17, 2006. The replay may be accessed at (888) 562-2937 (Canada and U.S.) or 1 (203) 369-3751 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941